Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement Nos. 333-250103; 333-250103-01 October 5, 2021

Market Linked Securities—Leveraged Upside Participation to a Cap and Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the KraneShares CSI China Internet ETF due January 20, 2023

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer	Morgan Stanley Finance LLC
Guarantor	Morgan Stanley
Term	1.25 years
Underlying	KraneShares CSI China Internet ETF
Pricing date	October 15, 2021*
Original issue date	October 20, 2021*
Face amount	$1,000 per security (100% of par)
Adjustment factor	1.0, subject to adjustment in the event of certain events affecting the underlying.
Maturity payment amount	See “Investment description” on this page and “How the maturity payment amount is calculated” on page 3.
Maturity date	January 20, 2023*
Closing price	The “closing price” for one share of the underlying (or one unit of any other security for which a closing price must be determined) on any trading day means the product of (i) the official closing price on such day published by the principal United States securities exchange registered under the Securities Exchange Act of 1934, as amended, on which the underlying (or any such other security) is listed or admitted to trading, and (ii) the adjustment factor on such trading day.
Starting price	The closing price of the underlying on the pricing date
Ending price	The closing price of the underlying on the calculation day
Maximum return	23% to 27% of the face amount per security ($230.00 to $270.00 per security)
Threshold price	87.50% of the starting price
Participation rate	150%
Calculation day	January 12, 2023*
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer and the guarantor
Denominations	$1,000 and any integral multiple of $1,000
Agent discount

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $21.25 for each security it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $12.50 per security, and WFA will receive a distribution expense fee of $0.75 for each security sold by WFA.

In respect of certain securities sold in this offering, we may pay a fee of up to $1.00 per security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the securities to other securities dealers.

CUSIP	61773FU35

Investment description

•     Linked to the KraneShares CSI China Internet ETF

•     Unlike ordinary debt securities, the securities do not pay interest or repay a fixed amount of the face amount at maturity. Instead, the securities provide for a maturity payment amount that may be greater than, equal to or less than the face amount of the securities, depending on the performance of the underlying from the starting price to the ending price.

At maturity, the maturity payment amount per $1,000 face amount of securities will be determined as follows:

o       If the price of the underlying increases:

You will receive the face amount plus a positive return equal to 150% of the percentage increase in the price of the underlying from the starting price, subject to a maximum return at maturity of 23% to 27% (to be determined on the pricing date) of the face amount. As a result of the maximum return, the maximum maturity payment amount will be $1,230.00 to $1,270.00 per security.

o       If the price of the underlying remains unchanged or decreases, but the decrease is not more than 12.50%:

You will receive the face amount.

o       If the price of the underlying decreases by more than 12.50%:

You will have 1-to-1 downside exposure to the decrease in the price of the underlying from the starting price in excess of 12.50%.

•	Investors may lose up to 87.50% of the face amount.

•     All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any securities included in the underlying.

•     No periodic interest payments or dividends.

•     No exchange listing; designed to be held to maturity.

*To the extent the issuer makes any change to the pricing date or original issue date, the calculation day and maturity date may also be changed in the issuer’s discretion to ensure that the term of the securities remains the same.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $966.70, or within $35.00 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Investment Summary” and “Risk Factors” in the accompanying preliminary terms for further information.

The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying preliminary terms. All payments on the securities are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the accompanying preliminary terms, product supplement for PLUS and prospectus before making a decision to invest in the securities.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Hypothetical payoff diagram

The payoff diagram to the right is based on the hypothetical maximum return of 23% of the face amount or $230.00 per security, the participation rate of 150% and the threshold price of 87.50% of the starting price.

This diagram has been prepared for purposes of illustration only. Your actual return will depend on the actual ending price and maximum return and whether you hold your securities to maturity.

Hypothetical returns

The hypothetical return table below is based on the hypothetical maximum return of 23% of the face amount or $230.00 per security, the participation rate of 150%, the threshold price of 87.50% of the starting price and a hypothetical starting price of 100.00. The following examples are for illustrative purposes only. The actual starting price, threshold price and maximum return will be determined on the pricing date.

Performance of the Underlying*		Performance of the Securities(1)
Ending Price	Percentage Change from the Starting Price to the Ending Price	Maturity Payment Amount	Return on Securities(2)
$200.00	100.00%	$1,230.00	23.00%
$190.00	90.00%	$1,230.00	23.00%
$180.00	80.00%	$1,230.00	23.00%
$170.00	70.00%	$1,230.00	23.00%
$160.00	60.00%	$1,230.00	23.00%
$150.00	50.00%	$1,230.00	23.00%
$140.00	40.00%	$1,230.00	23.00%
$130.00	30.00%	$1,230.00	23.00%
$120.00	20.00%	$1,230.00	23.00%
$115.34	15.34%	$1,230.00	23.00%
$110.00	10.00%	$1,150.00	15.00%
$105.00	5.00%	$1,100.00	7.50%
$100.00(3)	0.00%	$1,000.00	0.00%
$95.00	-5.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$87.50	-12.50%	$1,000.00	0.00%
$87.00	-13.00%	$995.00	-0.50%
$80.00	-20.00%	$925.00	-7.50%
$70.00	-30.00%	$825.00	-17.50%
$60.00	-40.00%	$725.00	-27.50%
$50.00	-50.00%	$625.00	-37.50%
$40.00	-60.00%	$525.00	-47.50%
$30.00	-70.00%	$425.00	-57.50%
$20.00	-80.00%	$325.00	-67.50%
$10.00	-90.00%	$225.00	-77.50%
$0.00	-100.00%	$125.00	-87.50%

*.The underlying excludes cash dividend payments on stocks that constitute the share underlying index.

(1) Assumes a maximum return of 23% of the face amount ($230.00 per security), the bottom of the specified range.

(2) The “Return on Securities” is the number, expressed as a percentage, which results from comparing the maturity payment amount per $1,000 face amount of securities to the purchase price of $1,000 per security.

(3) The hypothetical starting price of 100.00 has been chosen for illustrative purposes only and does not represent the actual starting price. The actual starting price and threshold price will be determined on the pricing date and will be set forth under “Summary of terms” above. For historical data regarding the actual closing prices of the underlying, see the historical information set forth under the section titled “KraneShares CSI China Internet ETF Overview” in the accompanying preliminary terms.

How the maturity payment amount is calculated

If the ending price is greater than the starting price:

$1,000 plus the lesser of:

(i) and

(ii) the maximum return.

where,

maximum return	=	23% to 27% of the face amount per security ($230.00 to $270.00 per security), to be determined on the pricing date

Under no circumstances will the maturity payment amount exceed the face amount plus the maximum return.

If the ending price is less than or equal to the starting price, but greater than or equal to the threshold price:

the face amount of $1,000

If the ending price is less than the threshold price:

$1,000 minus

If the ending price is less than the threshold price, you will receive less, and up to 87.50% less, than the face amount of your securities at maturity.

Notwithstanding anything to the contrary in the accompanying product supplement for PLUS, the amount you will receive at maturity will be the maturity payment amount, defined and calculated as provided herein and in the accompanying preliminary terms.

KraneShares CSI China Internet ETF daily closing prices*

Shares of the KraneShares CSI China Internet ETF Daily Closing Prices January 1, 2016 to October 4, 2021

* The graph above sets forth the daily closing prices of the underlying for the period from January 1, 2016 through October 4, 2021. We obtained the information in the graph above from Bloomberg Financial Markets without independent verification. The underlying has at times experienced periods of high volatility. You should not take the historical prices of the underlying as an indication of future performance, and no assurance can be given as to the closing price of the underlying on the calculation day.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms, product supplement for PLUS and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

•	The securities do not pay interest, and you will receive less, and up to 87.50% less, than the face amount of your securities at maturity if the ending price is less than the threshold price.

•	The appreciation potential of the securities is limited by the maximum return.

•	The market price will be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The amount payable on the securities is not linked to the value of the underlying at any time other than the calculation day.

•	Investing in the securities is not equivalent to investing in the underlying or the stocks composing the share underlying index.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

•	The maturity date may be postponed if the calculation day is postponed.

•	Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Risks Relating to the Underlying

•	The securities are subject to risks associated with the internet sector.

•	There are risks associated with investments in securities linked to the value of foreign (and especially emerging markets) equity securities.

•	The securities are subject to currency exchange risk.

•	The performance and market price of the underlying, particularly during periods of market volatility, may not correlate with the performance of the share underlying index, the performance of the component securities of the share underlying index or the net asset value per share of the underlying.

•	Adjustments to the underlying or the share underlying index could adversely affect the value of the securities.

•	The antidilution adjustments the calculation agent is required to make do not cover every event that could affect the shares of the underlying.

•	Historical prices of the underlying should not be taken as an indication of the future performance of the underlying during the term of the securities.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the face amount per security. MS & Co., Wells Fargo Securities, LLC and our respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Consult your tax advisor

Investors should review carefully the accompanying preliminary terms, product supplement for PLUS, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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